SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006 (report no. 2)

Commission File Number: 0-27466

NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):

Yes  ____  No    X

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation

S-T Rule 101(b)(7):

Yes  ____  No    X

Indicate by check mark whether by furnishing the information contained in this Form 6-K, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82- _N/A__

THE FIRST FIVE FULL PARAGRAPHS OF THE PRESS RELEASE INCLUDED IN EXHIBIT 99.1 OF THIS REPORT ON FORM 6-K ARE HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENTS NOS. 333-127883, 333-11350, 333-12996, AND 333-109766) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-11842, 333-9352, 333-11154, 333-13686, 333-111112 AND 333-111113), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following document, which is attached hereto and incorporated by reference herein:

99.1 Press Release: NICE Redefines the Market of Contact Center Business Performance & Analytics with the Acquisitions of IEX Corporation and Performix Technologies.  Dated April 28, 2006.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:   /s/ Yechiam Cohen

Name: Yechiam Cohen

Title: General Counsel

Dated:  April 28, 2006

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EXHIBIT INDEX

99.1 Press Release: NICE Redefines the Market of Contact Center Business Performance & Analytics with the Acquisitions of IEX Corporation and Performix Technologies. Dated April 28, 2006.

NICE Redefines the Market of Contact Center Business Performance & Analytics with the Acquisitions of IEX Corporation and Performix Technologies

Expands its global leadership with the broadest and most powerful set of solutions

●       Increases contact center business by over 30% with significant new top-tier customers

●       Offers NICE customers and partners the most extensive product portfolio available in the industry

●       Transactions to be accretive in 2006

Ra`anana, Israel, April 28, 2006 - NICE Systems (NASDAQ: NICE) today announced that it has advanced its Insight from Interactions(TM) vision and strategy with two acquisitions.  The company signed a definitive agreement to acquire IEX, a worldwide leading provider of contact center workforce management solutions.  The company also signed a second definitive agreement to acquire Performix, the pioneer of contact center performance management. The transactions are subject to the satisfaction of customary closing conditions and are anticipated to close towards the end of the second or the beginning of the third quarter of 2006.

IEX is the leading vendor in workforce management, strategic planning and performance management solutions for the contact center market.  IEX`s flagship product TotalView(TM) provides a high-end centralized solution that compiles data seamlessly across the enterprise, enabling more accurate and effective forecasting, planning and scheduling.   Under the agreement, NICE will acquire the shares of IEX, a wholly owned subsidiary of Tekelec (NASDAQ: TKLC) for approximately $200 million in cash.

Performix is the pioneer of contact center performance management (CCPM), an emerging trend in the contact center market.  Under the agreement, NICE will acquire Performix for a total purchase price of $13.2 million in cash.  The Performix purchase price may be increased by up to an additional $6.15 million based on certain performance criteria (of which up to $3 million at closing).

The combined solution that will be formed by NICE Perform and the offerings of IEX and Performix constitutes a paradigm shift in how contact center management and enterprise executives make decisions, monitor and improve performance, by:

●      Offering the first truly holistic view of contact center operation, addressing contact center and enterprise stakeholders at all levels - agents, customers, supervisors, management, and decision makers in the enterprise;

●      Providing the broadest offering of contact center business performance and analytics solutions available today, including: interactions capture, quality monitoring, interaction analytics, coaching, forecasting, strategic planning, and performance management; and

●      Facilitating accurate and fast decisions based on critical business information generated by different contact center sources and the definition and monitoring of key performance indicators (KPIs).

By combining all this critical business information with insights generated by interaction analytics, analyzing it and providing powerful reporting and state-of-the-art dashboards, contact center and enterprise decision makers can gain wide-reaching and valuable operational and business insights on strategic business issues, such as, upselling and cross-selling opportunities, customer churn, business intelligence, compliance and fraud, and others.

"Through these acquisitions we are redefining the contact center business performance and analytics market and expanding our position as the undisputed leader.  We are accelerating the execution of our strategy to lead the Insight from Interactions revolution in the contact center and enterprise," said Haim Shani, Chief Executive Officer of NICE.  "The combination of these strategic moves will significantly contribute to NICE`s growth and profitability.  We are excited about the opportunity to take our leadership position to new levels."

"I also want to extend a warm welcome to the employees who will be joining us from IEX and Performix.  The combination of our teams creates the strongest talent pool in the industry, with commitment to innovation, industry knowledge, and domain expertise," he concluded.

"We are excited about working with the market leader and the opportunity to redefine together our market space.  This new chapter in our company`s history will bring unprecedented value to our customers and many new opportunities to our team," said Debbie May, President and General Manager of IEX. "The combination of NICE and IEX will be a powerful force in the Contact Center Business Performance and Analytics market."

"We are extremely pleased that now with NICE our CCPM solutions will get exposure to the largest customer base and distribution channel in the industry," said Conor Sheahan, President & CEO of Performix.  "We are excited about the opportunities of joining up with NICE."

NICE is raising its full year guidance for 2006, incorporating the expected contribution of the acquisitions for the second half of the year.  The acquisitions are expected to add $28 - $30 million to NICE`s top-line in 2006, increasing the company`s revenues guidance to $395 - $405 million, up from $367 - 375 million. Pro-forma EPS in 2006 is expected to increase to a range of $2.00 - $2.12 per diluted share, up from $1.90-$2.00.  This outlook may change as the integrations proceed and acquisition accounting is finalized.

Conference Call Information

NICE will host a conference call on April 28, 2006 at 09:00 AM EST (16:00 Israel).  Participants may access the conference call by dialing US toll-free 1-866-860-9642; international: +972-3-9180610; Israel: 03-9180610.  The call will also be broadcast live on the internet via NICE's website at www.nice.com.  A telephone replay will be available for up to 72 hours approximately three hours after the call. The replay information: US Toll-free: 1-866-276-1002; international: + 972-3-925-5930; Israel: 03-9255930.

About IEX
IEX Corporation, a Tekelec company is a leading provider of contact center workforce management technology. IEX has a strong market presence worldwide in over 45 countries, with more than 840,000 agents in over 2,900 sites. Founded in 1988, the company delivers award-winning products and services that help customers improve planning, enhance performance, streamline tasks and integrate data. IEX has been recognized as the 2005 Growth Strategy Leader by Frost & Sullivan and has been named the 2005 Workforce Management and Optimization Leader by CRM Magazine. The company has several strategic partnerships with global contact center solution providers that enhance the value of its flagship product, the TotalView Workforce Management system. IEX is based in Richardson, Texas. For more information, visit http://www.iex.com.

About Performix Technologies
With headquarters in Burlington, Massachusetts, and operations throughout North America, the U.K. and Ireland, Performix Technologies is a world leader in software and services for performance management. Performix products and value added services provide client solutions which achieve clear visibility and expectation of actual performance, then drive performance above expectation for specific business purposes. Performix Technologies clients include such industry leaders as AOL, The Co-operative Bank, ScottishPower, and Verizon Wireless.  More information is available at www.performixtechnologies.com.

About NICE

NICE Systems (NASDAQ: NICE) is the leading provider of Insight from Interactions(TM) solutions, based on advanced analytics of unstructured multimedia content - from telephony, web, radio and video communications.  NICE is revolutionizing VoIP interactions management with state-of-the-art solutions for IP contact centers, branches, and command and control centers.  NICE`s solutions are changing the way organizations make decisions, helping them improve business and operational performance, address security threats and be proactive.  NICE has over 23,000 customers in 100 countries, including over 75 of the Fortune 100 companies.  More information is available at www.nice.com.

Trademark Note: 3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, NICE Perform, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*Only in Australia

Media

Galit Belkind	NICE Systems galit.belkind@nice.com	+1 877 245 7448

Investors

Daphna Golden	NICE Systems ir@nice.com	+1 877 245 7449

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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